

December 13, 2011

Via Email

Marc H. Bell
Chief Executive Officer
FriendFinder Networks Inc.
6800 Broken Sound Parkway, Suite 200
Boca Raton, FL 33487

   Re: **FriendFinder Networks Inc.**
      Amendment No. 1 to Registration Statement on Form S-1
      Filed November 23, 2011
      File No. 333-177360

Dear Mr. Bell:

   We have reviewed the above-captioned filing and your response letter dated November 22, 2011, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated November 14, 2011.

Selling Securityholders, page 38

1. We reissue prior comment 2 with regard to footnote 17 on page 43, and footnotes 15 and 19 on page 46. Please revise to disclose the person or persons who have sole or shared voting or investment power over the securities owned by the legal entity selling security holders. See Item 507 of Regulation S-K, and for guidance, refer to Questions 140.01, 140.02, and 240.04 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

2. We note your response to prior comment 3. It appears that Jefferies & Company Inc. is registered as a broker-dealer. Please tell us whether Jefferies & Company Inc. received the securities as compensation for underwriting activities, or revise to disclose that it is an underwriter. In addition, please confirm that you have disclosed all legal entity selling security holders that are broker-dealers or affiliates of a broker-dealer.

3. We reissue prior comment 4 with regard to the disclaimers of beneficial ownership in footnotes 3 and 4 on page 149, and footnote 5 on page 150. Please revise to delete the disclaimers, or disclose who has voting and/or investment power over the disclaimed securities and provide us with a brief legal analysis supporting your belief that a registrant may issue disclaimers of beneficial ownership. For guidance, refer to Section III.A.4 of SEC Release No. 33-5808.

4.   We note your response to prior comment 5. Please combine the Non-Cash Pay Notes and Common Stock tables, and include column and footnote disclosure indicating the number of shares underlying the Non-Cash Pay Notes and shares of "free-standing" common stock each selling security holder owned prior to the offering, the amount to be offered for the security holder's account, and the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. See Item 507 of Regulation S-K.

Exhibit 5.1

5.   Assumptions (f) through (h) on page 3 appear to be overly broad or otherwise inappropriate. Please revise or provide us with an analysis explaining and supporting the inclusion of these assumptions. For guidance, refer to Section II.B.3.a of Division of Corporation Finance Staff Legal Bulletin No. 19.

6.   Opinion 1 on page 3 appears to improperly limit counsel's conclusion regarding the valid existence of the New York, Delaware and Texas Subsidiaries by limiting the opinion to solely the Certificates of Good Standing. For guidance, refer to Section II.B.1.e of Division of Corporation Finance Staff Legal Bulletin No. 19. Please revise.

7.   Please revise the closing paragraph to also consent to the reference to Akerman Senterfitt in the Legal Matters section of the registration statement.

Exhibits 5.2 and 5.3

8.   The assumptions in the last sentence of the second paragraph on page 2 appear to be overly broad or otherwise inappropriate. Please revise or provide us with an analysis explaining and supporting the inclusion of these assumptions. For guidance, refer to Section II.B.3.a of Division of Corporation Finance Staff Legal Bulletin No. 19.

9.   The third sentence of the closing paragraph appears to limit reliance on the opinion. Please revise to remove the suggestion that purchasers of securities in the offering are not entitled to rely on the opinion. For guidance, refer to Section II.B.3.d of Division of Corporation Finance Staff Legal Bulletin No. 19.

Please contact Evan S. Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Bradley Houser, Esq.
        Akerman Senterfitt